FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 September 2005

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the Australian Stock Exchange on 17 August to 14 September 2005

Exhibit 1:

Aug 17

Daily share buyback notice (1)

Exhibit 2:

Aug 17

Daily share buyback notice (2)

Exhibit 3:

Aug 18

Change of Director’s interest notice

Exhibit 4:

Aug 18

Daily share buyback notice

Exhibit 5:

Aug 22

Daily share buyback notice

Exhibit 7:

Aug 23

Daily share buyback notice

Exhibit 8:

Aug 24

Daily share buyback notice (1)

Exhibit 9:

Aug 24

Daily share buyback notice (2)

Exhibit 10:

Aug 25

Daily share buyback notice

Exhibit 11:

Aug 26

Daily share buyback notice

Exhibit 12:

Aug 30

Daily share buyback notice

Exhibit 13:

Aug 31

Daily share buyback notice (1)

Exhibit 14:

Aug 31

Daily share buyback notice (2)

Exhibit 15:

Sep 1

Daily share buyback notice

Exhibit 16:

Sep 6

Daily share buyback notice

Exhibit 17:

Sep 7

Daily share buyback notice

Exhibit 18:

Sep 8

Daily share buyback notice

Exhibit 19:

Sep 9

Daily share buyback notice

Exhibit 20:

Sep 9

Form 484 change to company details

Exhibit 21:

Sep 12

Daily share buyback notice

Exhibit 22:

Sep 13

Daily share buyback notice

Exhibit 23:

Sep 14

Daily share buyback notice

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	15 September 2005